UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Cbeyond, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

149847105
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 149847105

1	NAME OF REPORTING PERSON ACTIVE VALUE INVESTMENTS SPECIAL HOLDINGS FUND I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,511,595
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,511,595
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 149847105

1	NAME OF REPORTING PERSON ALARA CAPITAL AVI FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,511,595
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,511,595
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 149847105

1	NAME OF REPORTING PERSON AVI CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,175
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,175
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 149847105

1	NAME OF REPORTING PERSON AVI PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,175
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,175
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 149847105

1	NAME OF REPORTING PERSON AVI MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,553,770
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,553,770
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,553,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 149847105

1	NAME OF REPORTING PERSON DARREN C. WALLIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,553,770
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,553,770
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,553,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 149847105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Cbeyond, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 320 Interstate North Parkway, Suite 500, Atlanta, GA 30339.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Active Value Investments Special Holdings Fund I, LP, a Delaware limited partnership (“SHF I LP”), with respect to the Shares directly owned by it;

(ii)	Alara Capital AVI Fund, LLC, a Delaware limited liability company ("AVI Fund"), as the general partner of SHF I LP;

(iii)	AVI Capital Partners, LP, a Delaware limited partnership (“AVI LP”), with respect to the Shares directly owned by it;

(iv)	AVI Partners, LLC, a Delaware limited liability company (“AVI Partners”), as the general partner of AVI LP;

(v)	AVI Management, LLC, a Delaware limited liability company (“AVI Management”), as the investment manager of each of SHF I LP and AVI LP; and

(vi)	Darren C. Wallis, as a managing member of AVI Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 1150 1st Avenue, Suite 450, King of Prussia, Pennsylvania 19406.

(c)           The principal business of each of SHF I LP, AVI Fund, AVI LP and AVI Partners is making value-oriented, special situation investments where identifiable catalysts are available to unlock value for all shareholders. AVI Management serves as the investment manager of each of SHF I LP and AVI LP. Mr. Wallis serves as a managing partner of AVI Partners and a managing member of AVI Management.

(d)           No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Wallis is a citizen of the United States of America.

CUSIP NO. 149847105

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of SHF I LP and AVI LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 1,511,595 Shares owned directly by SHF I LP is approximately $10,445,466, including brokerage commissions.  The aggregate purchase price of the 42,175 Shares owned directly by AVI LP is approximately $293,946, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity.  The Reporting Persons are disappointed with the continued poor financial and operational performance of the Issuer. The Reporting Persons have engaged, and expect to continue to engage, in discussions with management and the board of directors of the Issuer, shareholders and other third parties relating to such matters, and may make recommendations regarding corporate strategy, capital allocation, financial performance, and board composition to increase shareholder value.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation and in addition to the actions outlined above, continuing to engage in communications with management and the board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, corporate structure, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 149847105

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 30,765,658 Shares outstanding, as of March 11, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2014.

A.	SHF I LP

(a)	As of the close of business on March 25, 2014, SHF I LP beneficially owned 1,511,595 Shares.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 1,511,595
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,511,595
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SHF I LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	AVI Fund

(a)	AVI Fund, as the general partner of SHF I LP, may be deemed to beneficially own the 1,511,595 Shares owned by SHF I LP.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 1,511,595
2. Shared power to vote or direct vote0:
3. Sole power to dispose or direct the disposition: 1,511,595
4. Shared power to dispose or direct the disposition: 0

(c)
AVI Fund has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of SHF I LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	AVI LP

(a)	As of the close of business on March 25, 2014, AVI LP beneficially owned 42,175 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 42,175
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 42,175
4. Shared power to dispose or direct the disposition: 0

(c)	AVI LP has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 149847105

D.	AVI Partners

(a)	AVI Partners, as the general partner of AVI LP, may be deemed to beneficially own the 42,175 Shares owned by AVI LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 42,175
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 42,175
4. Shared power to dispose or direct the disposition: 0

(c)	AVI Partners has not entered into any transactions in the Shares during the past sixty days.

E.           AVI Management

(a)	AVI Management, as the investment manager of each of SHF I LP and AVI LP, may be deemed to beneficially own the 1,553,770 Shares owned in the aggregate by SHF I LP and AVI LP.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 1,553,770
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,553,770
4. Shared power to dispose or direct the disposition: 0

(c)
AVI Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of SHF I LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Wallis

(a)	Mr. Wallis, as a managing member of AVI Management, may be deemed to beneficially own the 1,553,770 Shares owned in the aggregate by SHF I LP and AVI LP.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 1,553,770
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,553,770
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Wallis has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of SHF I LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 149847105

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 25, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Active Value Investments Special Holdings Fund I, LP, Alara Capital AVI Fund, LLC, AVI Capital Partners, LP, AVI Partners, LLC, AVI Management, LLC, and Darren C. Wallis, dated March 25, 2014.

CUSIP NO. 149847105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2014	ACTIVE VALUE INVESTMENTS SPECIAL HOLDINGS FUND I, LP

	By:	AVI Management, LLC, its investment manager

	By:	/s/ Darren C. Wallis
		Name:	Darren C. Wallis
		Title:	Managing Member

ALARA CAPITAL AVI FUND, LLC

By:	AVI Management, LLC, investment manager of its limited partner

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

AVI CAPITAL PARTNERS, LP

By:	AVI Partners, LLC, its general partner

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

AVI PARTNERS, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

AVI MANAGEMENT, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

/s/ Darren C. Wallis
DARREN C. WALLIS

CUSIP NO. 149847105

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/(Sale)

ACTIVE VALUE INVESTMENTS SPECIAL HOLDINGS FUND I, LP

65,000	6.5855	01/27/2014
12,500	6.3740	01/28/2014
53,458	6.6738	01/29/2014
32,700	6.5621	01/29/2014
19,000	6.8689	01/30/2014
6,100	7.0354	01/31/2014
50,000	7.1323	02/04/2014
57,526	7.1483	02/04/2014
37,405	7.1227	02/05/2014
43,366	7.1589	02/06/2014
31,828	7.1368	02/07/2014
28,395	7.1232	02/10/2014
42,813	7.1226	02/11/2014
20,400	7.1385	02/13/2014
19,000	6.8789	03/20/2014
34,000	7.2287	03/24/2014
45,000	7.2112	03/25/2014